Exhibit (a)(iii)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR CLASS E SHARES AT THIS TIME, NO ACTION IS REQUIRED AND YOU CAN IGNORE THIS NOTICE.

July 7, 2015

Dear Class E Stockholder:

The board of directors (the “Board”) of Dividend Capital Diversified Property Fund Inc. (the “Company” or “DPF”) has authorized a self-tender offer (the “Offer”) to purchase up to $115,000,000 of shares of unclassified or “Class E” shares of common stock of the Company in a modified “Dutch Auction” format at a price not to exceed $7.36 per share, which equals the net asset value (“NAV”) per share of Class E common stock determined in accordance with the Company’s valuation procedures as of July 6, 2015, and no less than $6.65 per share. You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Offer (collectively, the “Offer Materials”), each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission (“SEC”), before making your decision with regard to the Offer.

We launched our daily NAV-based offering of three new classes of common stock (our “NAV offering”) on July 12, 2012 and since that time we believe we have made significant progress on our business plan, including delivering a total return to our Class E stockholders equal to 28.6% on a cumulative basis and 8.9% on an average annualized basis since inception of our NAV offering (measured from 7/12/12 through 6/30/15), which is comprised of an average annual distribution return to our Class E stockholders of approximately 5.5% relative to our NAV and an annualized increase in NAV of approximately 3.4%. We have sold certain non-strategic assets and acquired assets that we believe should provide attractive risk-adjusted returns. We have sought to increase further transparency and reporting of information to our stockholders, including a quarterly earnings and supplemental disclosure package. We also have implemented programs to increase share ownership among our directors, senior management, and other personnel, seeking further alignment of interests with our stockholders.

One of the key objectives of executing our daily NAV REIT strategy is to raise additional capital through a daily NAV offering of our common stock to allow us to grow the asset base of the Company and to provide enhanced liquidity for our investors. In this regard, our Class E redemption program is designed to generally provide capacity that includes all proceeds from Class E shares issued through our distribution reinvestment plan and 50% of the net proceeds from our ongoing NAV offering, subject to limits imposed by the SEC. Through July 6, 2015, we have raised approximately $176 million through our NAV offering. In each year since the inception of our NAV offering, we have authorized additional funding beyond the normal capacity to provide as much liquidity to Class E stockholders as is possible through the Class E redemption program under applicable limits imposed by the SEC. A total of approximately $233 million in Class E shares has been redeemed since the third quarter of 2012. Nevertheless, demand in our Class E redemption program has exceeded this capacity and there remains a queue of Class E stockholders who desire full liquidity. As a result, the Board and management have been actively evaluating ways to provide additional liquidity to Class E stockholders, consistent with what is in the best interest of all stockholders, and believe that conducting a self-tender offer pursuant to the terms outlined in greater detail in the enclosed Offer to Purchase and Letter of Transmittal furthers our goal of maximizing long-term stockholder value while providing enhanced liquidity for those Class E stockholders who desire such liquidity.

Because we are not currently able to provide 100% liquidity to all Class E stockholders through our redemption program, we are providing Class E stockholders the opportunity to sell up to $115 million of Class E shares to the Company. We believe this is a meaningful amount (approximately 10% of the value of all Class E shares as of the launch of the Offer) and yet is not so large as to be materially adverse to our balance sheet and our broader business strategy. The modified “Dutch Auction” format is designed to equitably allocate the $115 million to those Class E stockholders most desirous of liquidity.

Neither the Company, its Board, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or the prices at which they may choose to tender their shares. Each stockholder must make his or her own decision whether to tender shares, and if so, how many shares to tender and the price or prices at which to tender. However, Class E stockholders should consider the information provided in the Offer Materials, including our most recent annual report on Form 10-K, quarterly report on Form 10-Q, and Portfolio Performance and Operational Review filed on a current report on Form 8-K, which are incorporated therein by reference and can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com, as well as the following when making their decision:

•	The Board believes that the Company’s existing quarterly Class E share redemption program, which provides Class E stockholders who have held shares for a minimum of one year with the opportunity, subject to the limitations of the program, to sell their shares at a price equal to NAV, is currently a potential alternative for Class E stockholders seeking to obtain liquidity for some of their shares. The Board, however, is aware that for the past several years, the Class E share redemption program was over-subscribed by stockholders (and may in the future be over-subscribed by stockholders), limiting redemptions in each quarter beginning with the first quarter of 2009 to an average of approximately 12.2% per quarter; that the Company’s ability to redeem Class E shares pursuant to the Class E share redemption program may be further limited based on the level of stockholder participation in the Company’s dividend reinvestment plan and the sale of shares in our ongoing primary offering of Class A, Class W and Class I shares of common stock; and that the Board has the right to amend, suspend or terminate the share redemption program at any time.

•	With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E shares who would like us to redeem their shares at NAV through our Class E share redemption program. However, if we are not successful over time in generating liquidity to holders of our Class E shares through the Class E share redemption program, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E shares receive cash or other consideration in exchange for their Class E shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our Board will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

•	The Board acknowledges that each Class E stockholder must evaluate whether to tender his or her shares in the Offer and that because there is no trading market for the shares an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. Although the highest price in the Offer is equal to our current NAV per Class E share as of July 6, 2015, we acknowledge that the range of prices is below the value at which most Class E stockholders purchased their shares, but we believe our strategy should increase the value of our stock on a long-term basis. Therefore, not tendering your shares and continuing as a Class E stockholder in the Company is something each stockholder should consider. The Board understands that some Class E stockholders’ investment strategies or liquidity needs may have changed since their purchase of our stock, and this Offer will provide them with some or all of the liquidity they desire.

•	In addition, the Board believes that, in making a decision as to whether to tender his or her shares in the Offer, each Class E stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing Class E share redemption program at any time (and there is only a limited opportunity to redeem shares under the program), (b) the Board may have the right to amend, extend or terminate the Offer, and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders, if at all.

We know that you may have questions about the Offer and have included below and as an exhibit to the tender offer materials a list of frequently asked questions and answers.

Frequently Asked Questions

What is a modified “Dutch Auction” tender offer?

A modified “Dutch Auction” tender offer allows each stockholder to indicate the price or prices (within a range established by us) at which the stockholder would be willing to sell all or a portion of their shares to us. In this case, we are offering to purchase for cash up to $115 million of our Class E shares pursuant to tenders at a purchase price specified by the tendering stockholders of not greater than $7.36, which equals the net asset value (“NAV”) per Class E share determined in accordance with our valuation procedures as of July 6, 2015, nor less than $6.65 per share subject to the terms and conditions of the tender offer.

Why was the modified “Dutch Auction” format chosen for this tender offer?

The management team and the board of directors decided that the Company will purchase up to $115 million of its Class E shares at a price up to or about the Company’s NAV per share as of July 6, 2015, believing that such an action furthers our goal of maximizing long-term stockholder value while providing enhanced liquidity for those Class E stockholders who desire such liquidity. We recognize that Class E stockholders may desire to tender more than $115 million of Class E shares. The modified “Dutch Auction” structure allows Class E stockholders to select the price at which they are willing to tender their shares and therefore more equitably allocates currently available liquidity to those stockholders seeking more immediate access to such liquidity.

How is the tender offer purchase price determined?

Class E stockholders participating in the tender offer must indicate the specific price or prices at which their shares are being tendered. The purchase price is based on the prices at which stockholders choose to tender their shares. The purchase price will equal the price per share that enables the Company to purchase the maximum number of Class E shares having an aggregate purchase price not exceeding $115 million (or such lesser number if less than $115 million of shares are properly tendered in the offer and not properly withdrawn). As a result, the purchase price may be lower than the current or future NAV. All of the Class E shares purchased pursuant to the tender offer will be purchased for the same price. If the number of Class E shares tendered at or below the purchase price, and not properly withdrawn, would result in an aggregate purchase price of more than $115 million we will purchase such shares on a pro rata basis until we have purchased shares resulting in an aggregate purchase price of $115 million. If you tender Class E shares for a price that is equal to or less than the price ultimately determined to be the purchase price, you will at least have a portion of your shares purchased and you will receive the purchase price for such shares.

For example, let’s assume the following: 14.5 million Class E shares are tendered at $6.95, 7.0 million Class E shares are tendered at $7.10, and 3.5 million Class E shares are tendered at $7.25. In this example, the purchase price would be $7.10 because that is the price at which the maximum number of Class E shares may be purchased by us having an aggregate purchase price not exceeding $115 million. We would purchase shares tendered at a price equal to $7.10 or less on a pro rata basis; we would purchase 76% of such shares ($115 million divided by $152 million (i.e. 21.5 million shares tendered at or below $7.10 multiplied by the purchase price of $7.10)) for a purchase price of $7.10 per share. Those investors that tendered shares at a price greater than $7.10 would not have any of their shares purchased.

Who receives the benefit if shares are ultimately purchased at a price below the current NAV per Class E share?

If the purchase price in the tender offer is ultimately less than our current NAV per Class E share, any benefit of that discount will be retained by our remaining shareholders. This positive impact may result in better overall total stockholder returns for our remaining stockholders, which may result in a slight increase to the performance-based advisory fee paid to our Advisor. Our purchase of Class E shares under the tender offer will also have other effects, including a reduction in the amount of cash that is available to us for other purposes including making new investments, a reduction in the base management fees to be paid to our advisor, and an increase in the proportionate interest of Class E stockholders that do not tender their shares.

Do the Company’s directors or executive officers intend to tender Class E shares in the offer?

The directors and executive officers will not be participating in the tender offer. Furthermore, no directors or executive officers have participated in the share redemption program available to holders of Class A, Class W, and Class I stock.

If I choose not to participate in this tender offer or if only a portion of my shares are redeemed, what will be my options for liquidity in the future?

With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E shares who would like us to redeem their shares at NAV through our Class E share redemption program. However, if we are not successful over time in generating liquidity to holders of our Class E shares through the Class E share redemption program, we may continue to explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E shares receive cash or other consideration in exchange for their Class E shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

Sincerely,

Richard Kincaid

Chairman of the Board

Dividend Capital Diversified Property Fund Inc.

This letter is a communication to our stockholders relating to their current investment. This letter is not an offer to sell securities or a solicitation of an offer to buy securities.

Forward-Looking Statements

This letter contains forward-looking statements. Words such as “may,” “will,” “expect(s),” “could,” “should,” and “continue” and similar statements are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results that are materially different than those described in the forward-looking statements. We cannot give assurance that its expectations will be attained. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause DPF’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, changes in laws or regulations (including changes to laws governing the taxation of REITs), failing to meet capital raising goals and other risks detailed in our 2014 Annual Report and our Annual Report on Form 10-K filed with the SEC (which is available at www.sec.gov), as well as risks detailed in our other filings made from time to time with the SEC. Except as required by applicable securities laws, DPF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.